SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eltek Ltd.

EXPLANATORY NOTE

On March 26, 2026, Eltek issued a press release announcing the filing of its 2025 Annual Report on Form 20-F. A copy of this press release is furnished herewith as Exhibit 99.1:

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release: Eltek Announces Filing of 2025 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/Ron Freund
Ron Freund
Chief Financial Officer

Date:  March 26, 2026